UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39490	85-1316132
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5090 Richmond Avenue, Suite 319 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (713) 599-1300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	ITACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ITAC	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share	ITACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Stockholders of Industrial Tech Acquisitions, Inc. and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Business Combination Agreement.

General Terms and Effects; Merger Consideration

On March 18, 2021, Industrial Tech Acquisitions, Inc., a Delaware corporation (“ITAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Arbe Robotics Ltd., an Israeli company (“Arbe”), and Autobot MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Arbe (“Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing (the “Closing”) of the transactions contemplated thereunder (collectively, the “Transaction”), and following the Recapitalization and the PIPE Investment (as each such term is defined and described below), (i) Merger Sub will merge with and into ITAC, with ITAC continuing as the surviving entity and a wholly owned subsidiary of Arbe (the “Merger”); (ii) the common stock of ITAC (including Class A common stock and Class B common stock) will be converted into ordinary shares of Arbe (“Company Ordinary Shares”) on a one-for-one basis; (iii) warrants to purchase ITAC common stock will be converted into warrants to purchase the same number of Company Ordinary Shares at the same exercise price and for the same exercise period; (iv) ITAC will become a wholly owned subsidiary of Arbe; and (v) ITAC will change its corporate name to Autobot HoldCo, Inc., and will have a restated certificate of incorporation appropriate for a private corporation.

Prior to the Closing, but subject to the completion of the Closing, Arbe will effect a recapitalization of its outstanding equity securities (the “Recapitalization”) so that the only class of outstanding equity of Arbe will be the Company Ordinary Shares (and certain options and warrants to be rolled over in connection with the Transaction). To effect the Recapitalization, (i) warrants to purchase Company Ordinary Shares (with certain exceptions) will be exercised in accordance with their terms; (ii) the preferred shares of Arbe (including Company preferred shares issuable upon exercise of certain warrants) will be converted into Company Ordinary Shares in accordance with their terms; (iii) Arbe will effect a recapitalization of the Company Ordinary Shares so that the holders of the Company Ordinary Shares (and options and warrants to acquire Company Ordinary Shares that are not converted to Company Ordinary Shares in the Recapitalization) will have shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $525,000,000, plus the amount of any ITAC transaction expenses (other than expenses related to the PIPE Investment) in excess of $7,000,000, on a fully diluted basis (the ratio at which Company Ordinary Shares are recapitalized being referred to as the Conversion Ratio); and (iv) with respect to outstanding options and warrants to purchase Company Ordinary Shares, the number of Company Ordinary Shares issuable upon exercise of such security will be multiplied by the Conversion Ratio and the exercise price of such security will be multiplied by the Conversion Ratio. The Business Combination Agreement does not provide for any purchase price adjustments (other with respect to ITAC transaction expenses above $7,000,000, as described above, for which there is no post-closing adjustment).

In addition, following the Recapitalization and prior to the effectiveness of the Merger (the “Effective Time”), ITAC has agreed to sell 10,000 000 shares of ITAC common stock at a price of $10.00 per share in the PIPE Investment, or alternatively, at the discretion of Arbe, the PIPE Investors (as defined below) will purchase 10,000,000 Company Ordinary Shares directly from Arbe at the same $10.00 per share price per Company Ordinary Share. The PIPE Investment will be effected subsequent to the Recapitalization and the shares issued in the PIPE Investment do not participate in the Recapitalization described above.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of ITAC and Arbe as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents relating to the Business Combination Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreement will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including those relating to: (1) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Arbe to ITAC; (iv) ITAC’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) further assurances; (ix) public announcements; and (x) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

In addition, Arbe agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for, among other things: (i) the adoption and approval of the Business Combination Agreement and the Transaction (including, to the extent required, the Recapitalization and the issuance of securities of Arbe pursuant to the Business Combination Agreement (including, if applicable, in connection with the PIPE Investment)); (ii) the approval of the restated Company organizational documents, which will have been approved by Arbe’s directors, including one of Arbe’s A or B directors; and (iii) the appointment of the members of the post-Closing board of directors of Arbe comprised as set forth in the Business Combination Agreement and as described below (the “Post-Closing Board”), and agreed to enforce the Voting Agreements (as defined and described below) in connection therewith.

The parties made customary covenants regarding the registration statement on Form F-4 to be filed by Arbe (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the Company Ordinary Shares and the warrants to purchase Company Ordinary Shares to be issued under the Business Combination Agreement to the holders of ITAC common stock and the Company Ordinary Shares issuable upon exercise or conversion of the warrants to purchase Company Ordinary Shares that were outstanding prior to the Effective Time. The Registration Statement also will contain the ITAC proxy statement to seek the consent of ITAC’s stockholders to, among other things, (i) adopt the Business Combination Agreement and the Transaction; (ii) approve the PIPE Investment and the issuance of ITAC securities in the PIPE Investment; and (iii) approve the amended certificate of incorporation of ITAC in connection with the Merger.

Prior to the effectiveness of the Registration Statement, Arbe also agreed to file with the SEC an additional registration statement on Form F-1 under the Securities Act covering the sale by the holders of the Company Ordinary Shares which are outstanding immediately following the Recapitalization, and, for the avoidance of doubt, prior to and excluding any Company Ordinary Shares to be issued to the PIPE Investors and any other securities of Arbe to be registered pursuant to the Registration Statement referenced above, and the issuance of Company Ordinary Shares upon exercise of continuing warrants to purchase Company Ordinary Shares.

The parties agreed that the Post-Closing Board will consist of seven directors, consisting of four directors designated prior to the Closing by Arbe, at least two of whom will be considered independent under the requirements of The Nasdaq Capital Market (“Nasdaq”), one director designated prior to the Closing by ITAC, and two independent directors (under Nasdaq requirements) mutually agreed by Arbe and ITAC; provided, however, that the composition of the Post-Closing Board will comply with all requirements of Israeli law and Nasdaq. The parties further agreed to take commercially reasonable action so that the individuals serving as the chief executive officer and chief financial officer of Arbe immediately after the Closing will be the same individuals (in the same office) as that of Arbe immediately prior to the Closing (unless, at its sole discretion, Arbe desires to appoint another qualified person to either such role, in which case, such other person identified by Arbe will serve in such role). Prior to the Closing, Arbe agreed to use its reasonable best efforts to cause certain mutually agreed persons to enter into employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Arbe and ITAC.

ITAC and Arbe agreed to use their commercially reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the Subscription Agreements (as defined below) and to consummate the transactions contemplated thereby.

Conditions to Closing

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of ITAC and Arbe; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Arbe or ITAC; (ix) approval of Arbe’s Nasdaq listing application; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by Arbe, the obligations of Arbe and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ITAC of customary certificates and other Closing deliverables: (i) the representations and warranties of ITAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) ITAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to ITAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) the execution of the Founder Lock-Up Agreement (as defined and described below) by ITAC’s sponsor, Industrial Tech Partners, LLC (the “Sponsor”); and (v) at the Closing, ITAC will have at least $100,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment (including any PIPE Investment directly into Arbe, as described above), prior to paying any of ITAC’s expenses and liabilities due at the Closing.

Unless waived by ITAC, the obligations of ITAC to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Arbe and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Arbe and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Arbe and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Arbe or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Lock-Up Agreements (as described below) shall be in full force and effect as of the Closing; and (v) non-competition agreements (in a form to be mutually agreed prior to Closing) having been executed and delivered by certain executive officers of Arbe and be in full force and effect as of the Closing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of ITAC and Arbe; (ii) by either ITAC or Arbe if any of the conditions to Closing have not been satisfied or waived by August 31, 2021; (iii) by either ITAC or Arbe if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either ITAC or Arbe in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by ITAC if there has been a Material Adverse Effect on Arbe and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; (vi) by Arbe if there has been a Material Adverse Effect on ITAC following the date of the Business Combination Agreement that is uncured and continuing; and (vii) by either ITAC or Arbe if Arbe holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Arbe and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in ITAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about ITAC, Arbe, Merger Sub or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in ITAC’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, ITAC and Arbe have entered into Voting Agreements, (collectively, the “Voting Agreements”), with shareholders of Arbe required to approve the Transaction. Under the Voting Agreements, each Arbe shareholder party thereto agreed to vote all of such shareholder’s shares of Arbe in favor of the Business Combination Agreement and the Transaction and to otherwise take certain other actions in support of the Business Combination Agreement and the Transaction and the other matters submitted to the Arbe shareholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Arbe to vote such Arbe shares accordingly. The Voting Agreements prevent transfers of the Arbe shares held by the Arbe shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain significant and/or insider Arbe shareholders each entered into a Lock-Up Agreement with Arbe (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Arbe shareholder party thereto agreed not to, during the period commencing from the Closing and ending on the one (1) year anniversary of the Closing (subject to early release if the closing price of the Company Ordinary Shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing and also subject to early release if Arbe consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all Arbe shareholders having the right to exchange their equity holdings in Arbe for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Founder Lock-Up Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor and Arbe entered into a letter agreement (the “Founder Lock-Up Agreement”) pursuant to which the Sponsor agreed to certain enhanced price-based lock-up restrictions with respect to the Company Ordinary Shares that it will receive in exchange its 1,905,900 Class B ordinary shares of ITAC that it currently holds (the “Founder Shares”). Specifically, 952,950 of the Founder Shares will be deemed fully vested upon completion of the Closing and will not be subject to any enhanced lock-up restrictions (but will continue to be subject to the restrictions set forth in the existing lock-up letter agreement dated as of September 8, 2020). The remaining Founder Shares owned by the Sponsor as of the Closing (such shares, the “Price Based Lock-Up Shares”) will be subject to the following post-Closing lock-up restrictions (the “Enhanced Lock-Up Restrictions”) for a period of up to three years following the Closing Date (such three (3)-year period, the “Enhanced Lock-Up Period”): (i) 50% of the Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the volume weighted average price (as defined below) of the Company Ordinary Shares for 20 consecutive trading days on the primary exchange on which such securities are then listed or quoted (the “20-Day VWAP”) equals or exceeds $12.50 per share (subject to equitable adjustment); and (ii) the remaining Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the 20-Day VWAP of the Company Ordinary Shares equals or exceeds $15.00 per share (subject to equitable adjustment). In the event that all Price Based Lock-Up Shares have not become vested during the Enhanced Lock-Up Period in accordance with the provisions described above, all such remaining Price Based Lock-Up Shares will be deemed vested and released from the Enhanced Lock-Up Restrictions on the first day following the end of the Enhanced Lock-Up Period. The Price Based Lock-Up Shares are also subject to early release if during the Enhanced Lock-Up Period, Arbe is subject to a going private transaction, the Company Ordinary Shares cease to be listed on a national securities exchange or with respect to certain mergers, equity sales or asset sales by Arbe after the Closing that result in a change of control of control of Arbe.

The Sponsor also agreed in the Founder Lock-Up Agreement to vote in favor of and otherwise support the Transaction.

A copy of the Founder Lock-Up Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Founder Lock-Up Agreement is qualified in its entirety by reference thereto.

First Amendment to Founder Registration Rights Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, Arbe, ITAC and the Sponsor entered into the First Amendment to Registration Rights Agreement (the “Amendment to Founder Registration Rights Agreement”), which amended that certain Registration Rights Agreement, dated as of September 8, 2020, by and between ITAC and the Sponsor, pursuant to which ITAC granted certain registration rights to the Sponsor with respect to ITAC’s securities. Pursuant to the Amendment to Founder Registration Rights Agreement, which will become effective as of the Closing, Arbe will assume the obligations of ITAC under the original Registration Rights Agreement, and, among other things, Arbe will be added as a party thereto and the Amendment to Founder Registration Rights Agreement will reflect the issuance of Company Ordinary Shares and warrants to purchase Company Ordinary Shares pursuant to the Business Combination Agreement.

A copy of the Founder Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Founder Registration Rights Agreement is qualified in its entirety by reference thereto

PIPE Investment

Simultaneously with the execution of the Business Combination Agreement, ITAC and Arbe entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”) for an aggregate of $100,000,000 for 10,000,000 shares of ITAC’s Class A common stock, par value $0.0001 per share (or at Arbe’s sole election, Company Ordinary Shares (the “PIPE Shares”), at a price of $10.00 per share in a private placement to be consummated simultaneously with the closing of the Transaction (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in ITAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In addition, Arbe granted certain customary resale registration rights to the PIPE Investors in the Subscription Agreements.

A copy of the form of Subscription Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Subscription Agreement is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Investment” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The shares of ITAC Class A common stock to be issued to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

ADDITIONAL INFORMATION

General

Arbe Robotics Ltd., an Israeli company (“Arbe”) intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Industrial Tech Acquisitions, Inc., a Delaware corporation (“ITAC”), and a prospectus in connection with the proposed business combination (the “Transaction”) involving Arbe, ITAC and Autobot MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Arbe (“Merger Sub”). The definitive proxy statement and other relevant documents will be mailed to stockholders of ITAC as of a record date to be established for voting on the Transaction and related matters. Stockholders of ITAC and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with ITAC’s solicitation of proxies for the special meeting of its stockholders to be held to approve the Transaction and related matters because these documents will contain important information about ITAC, Arbe, Merger Sub and the Transaction. Stockholders of ITAC will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to ITAC by contacting E. Scott Crist, Chief Executive Officer, c/o Industrial Tech Acquisitions, Inc., 5090 Richmond Avenue, Suite 319, Houston, Texas 77056, at (713) 599-1300 or at scott@texasventures.com.

Participants in the Solicitation

ITAC, Arbe and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of ITAC in favor of the approval of the Transaction. Stockholders of ITAC and other interested persons may obtain more information regarding the names and interests in the Transaction of ITAC’s directors and officers in ITAC’s filings with the SEC. Additional information regarding the interests of such potential participants will also be included in the Registration Statement and other relevant documents when they are filed with the SEC. Free copies of these documents may be obtained at the SEC’s website, https://www.sec.gov/edgar/searchedgar/companysearch.html, or as provided in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of ITAC, Arbe and their respective affiliates from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of ITAC and Arbe may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations of ITAC and Arbe with respect to future performance and anticipated financial impacts of the Transaction and related matters, the satisfaction of the closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of ITAC or Arbe and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the expected timing and likelihood of completion of the Transaction, including the risk that the Transaction may not close due to one or more closing conditions to the Transaction in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Arbe and ITAC are not obtained; (ii) a default by one or more of the investors in the PIPE Investment on its commitment, and ITAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100,000,000 minimum cash condition in the Business Combination Agreement; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (iv) the ability of Arbe to meet Nasdaq listing standards following the Transaction and in connection with the consummation thereof; (v) costs related to the Transaction; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Arbe or ITAC; (vi) the disruption of Arbe management time from ongoing business operations due to the Transaction; (vii) announcements relating to the Transaction having an adverse effect on the market price of ITAC's securities; (viii) the effect of the Transaction and the announcement thereof on the ability of Arbe to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on its operating results and businesses generally; (ix) the failure of Arbe to meet projected development and production targets; (x) changes in applicable laws or regulations, including laws and regulations affecting the market for Arbe’s products; (xi) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; and (xii) other risks and uncertainties, including those to be identified in the proxy statement/prospectus (when available) relating to the Transaction, including those under “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements” and “Arbe Management’s Discussion and Analysis of Financial Condition and Results of Operations” therein, and in other filings with the SEC by ITAC or Arbe. ITAC and Arbe caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and readers are cautioned not to place undue reliance upon any forward-looking statements. ITAC and Arbe undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

Disclaimer

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and related matters. This Current Report on Form 8-K also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d)        Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Autobot MergerSub, Inc., and Industrial Tech Acquisitions, Inc.

10.1	Form of Voting Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the shareholder of Arbe party thereto.

10.2	Form of Lock-Up Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and the shareholder of Arbe party thereto.

10.3	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.

10.4	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.

10.5	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.

By:	/s/ E. Scott Crist
	Name:	E. Scott Crist
	Title:	Chief Executive Officer and Chairman